SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K

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ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2000

Commission File Number 1-6446

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Kinder Morgan, Inc. Savings Plan
(Formerly K N Energy, Inc. Profit Sharing and Savings Plan)

Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas, 77002

Kinder Morgan, Inc. Savings Plan
(Formerly K N Energy, Inc. Profit Sharing and Savings Plan)
Financial Statements and Additional Information
December 31, 2000 and 1999

Kinder Morgan, Inc. Savings Plan
(Formerly K N Energy, Inc. Profit Sharing and Savings Plan)
Index to Financial Statements and Additional Information

*  Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of

Kinder Morgan, Inc. Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kinder Morgan, Inc. Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
June 29, 2001
Denver, Colorado

Kinder Morgan, Inc. Savings Plan
(Formerly K N Energy, Inc. Profit Sharing and Savings Plan)
Statements of Net Assets Available for Benefits
December 31,
	2000	1999
Assets

Cash	$ 727,003	$ 75,625

Investments, at fair value (Note 3):
Kinder Morgan, Inc. common stock	137,506,973	58,342,856
Registered investment companies	248,663,059	265,235,398
Money market funds	63,323,383	75,041,768
Participant loans	6,375,659	4,509,229

Total investments	455,869,074	403,129,251

Net assets available for benefits	$ 456,596,077	$ 403,204,876
	==========	==========

The accompanying notes are an integral part of these financial statements.

Kinder Morgan, Inc. Savings Plan
(Formerly K N Energy, Inc. Profit Sharing and Savings Plan)
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2000
Additions To Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments (Note 3)	$ 30,031,510
Interest income	4,292,275
Dividend income	25,483,291

59,807,076

Participant contributions	8,876,511
Employer contributions	3,232,522
Transfers from the KMBT and KMRS Plans (Note 1)	32,627,666
Other	596,214

Total additions	105,139,989

Deductions From Net Assets Attributed To:
Benefits paid to participants	(51,748,788)

Total deductions	(51,748,788)

Net increase	53,391,201

Net assets available for benefits:
Beginning of year	403,204,876

End of year	$ 456,596,077
============

The accompanying notes are an integral part of these financial statements.

Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Notes to Financial Statements and Schedules
1.	Description of the Plan

General

The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). Effective with K N Energy, Inc.'s acquisition of Kinder Morgan (Delaware), Inc., formerly Kinder Morgan, Inc., a Delaware corporation, K N Energy, Inc. changed its name to Kinder Morgan, Inc. (the "Company").

The Profit Sharing Plan is the surviving plan of a merger, effective July 1, 1994, of the 401(k) Retirement Savings Plan and Trust (the "401(k) Plan") and the Profit Sharing Plan. The surviving Profit Sharing Plan was amended and restated, including the name change to the K N Energy, Inc. Profit Sharing and Savings Plan.

In 2000, the Profit Sharing Plan was merged with the Kinder Morgan Bulk Terminals Retirement Savings Plan (the "KMBT Plan") and the Kinder Morgan Retirement Savings Plan (the "KMRS Plan"). The merged plan was renamed the Kinder Morgan, Inc. Savings Plan (the "Plan"). All assets in the KMBT and KMRS Plans, which totaled approximately $32.6 million, were liquidated and invested in the Plan pursuant to the participants' directions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

Contributions

Participants may elect to make pretax contributions totaling from 1 percent to 15 percent of their annual compensation, limited by requirements of the Internal Revenue Code ("IRC"). Participants may discontinue their election to contribute at any time.

Beginning in July 2000, the Company began making Qualified Non-Elective Contributions ("QNEC") to the Plan on behalf of each eligible employee. The QNEC is equal to 4 percent of eligible compensation and is contributed each pay period. All Company contributions are invested in Kinder Morgan, Inc. common stock, which is immediately transferable to other available investments at the employee's discretion. In addition to the QNEC, the Company may also make discretionary contributions to the Plan, based on the Company's performance. The total Company contribution was $3,232,522 for the year ended December 31, 2000.

Under IRS regulation, annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25 percent of eligible compensation or $30,000 for each employee. Annual additions are defined as employer contributions and employee contributions.

Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Notes to Financial Statements and Schedules

Benefits/Vesting

Participants are fully and immediately vested in all employee contributions and all Company contributions made after July 1, 2000. Former K N Energy, Inc. employees who received Company contributions between January 1, 1995 and June 30, 2000 are subject to a four-year vesting provision (25 percent per year of service) on those contributions. Employee contributions may be withdrawn, with the approval of the Fiduciary Committee, in the event of unusual expenses connected with illness or disability, for children's college expenses, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is less than $5,000, a lump-sum distribution will generally be made. If a participant's account is greater than $5,000, the participant's distribution options are: lump-sum distribution, monthly or yearly installments, or purchase of an annuity. Upon retirement, participants may choose to leave their account in the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans

Participants may borrow, from the vested portion of their fund accounts, a minimum of $500 up to a maximum equal to the lesser of 50 percent of their vested deferral account balance or $50,000. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures

Forfeitures of non-vested employer contributions remain in the plan and earn interest income. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company profit sharing contributions. During 2000, $107,034 of employer contributions was forfeited by terminating employees before those amounts became vested. At December 31, 2000, the remaining forfeiture balance was $606,039.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are accounted for at fair market values. Participant loans are valued at cost, which approximates fair market value. Unrealized appreciation (depreciation) is the difference between the fair value at the end of the current year and the cost of the

Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Notes to Financial Statements and Schedules

investment, if acquired during the Plan year, or the fair value at the beginning of the Plan year. The accompanying supplemental schedule of assets held for investment purposes reflects cost basis determined utilizing an original cost approach as required by ERISA.

Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of units is based on average cost.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on those investments.

Other

The Company's annual discretionary contribution, if any, is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to year-end.

The Company provides certain administrative and accounting services to the Plan at no cost and also pays the cost of certain outside services provided to the Plan. Such outside services paid by the Company were approximately $29,000 in 1999. No such payments were made by the Company in 2000.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

Participants may designate their allocated portion of the contribution, in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The investment programs of the Plan and the number of participants in each program at December 31, 2000 and 1999 are briefly described as follows:

CSFB Direct Securities Account - This program consists of participant-directed investments in individual stocks. At December 31, 2000, 38 participants held securities in this program with a cost of $2,510,886 and a market value of $1,607,796. This investment option was not available to participants in 1999.

Federated Stock Trust - This program consists of investments in blue-chip stocks and seeks growth of income and capital. At December 31, 2000, 469 participants held 34,119 shares with a cost of $1,185,116 and a market value of $1,159,038. This investment option was not available to participants in 1999.

Kinder Morgan, Inc. Common Stock Fund - This program consists of shares of the Company's common stock. At December 31, 2000, 4,385 participants held 2,634,864 shares with a cost of $53,821,364 and a market value of

Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Notes to Financial Statements and Schedules

$137,506,973. At December 31, 1999, 2,441 participants held 2,890,049 shares with a cost of $51,877,351 and a market value of $58,342,856.

Pimco Total Return - This program consists of investments in intermediate-maturity fixed-income securities. At December 31, 2000, 287 participants held 174,047 shares with a cost of $1,759,984 and a market value of $1,808,353. This investment option was not available to participants in 1999.

Putnam Asset Allocation Growth Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 2000, 1,047 participants held 2,140,926 shares with a cost of $29,315,457 and a market value of $23,635,821. At December 31, 1999, 1,101 participants held 2,089,795 shares with a cost of $29,980,553 and a market value of $31,952,964.

Putnam Asset Allocation Balanced Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 2000, 996 participants held 2,039,531 shares with a cost of $24,776,168 and a market value of $22,088,117. At December 31, 1999, 885 participants held 1,884,309 shares with a cost of $23,040,260 and a market value of $24,439,486.

Putnam Asset Allocation Conservative Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 2000, 418 participants held 574,145 shares with a cost of $5,909,704 and a market value of $5,332,324. At December 31, 1999, 414 participants held 569,002 shares with a cost of $5,924,888 and a market value of $6,008,662.

Putnam OTC Emerging Growth Fund - This program consists of investments in midsize emerging growth companies. At December 31, 2000, 638 participants held 135,918 shares with a cost of $3,581,782 and a market value of $1,925,956. This investment option was not available to participants in 1999.

Putnam International Growth Fund - This program seeks capital appreciation by investing in a diversified portfolio of stocks of companies located outside the United States. At December 31, 2000, 1,811 participants held 1,113,017 shares with a cost of $27,072,012 and a market value of $27,602,824. At December 31, 1999, 1,296 participants held 977,374 shares with a cost of $22,374,675 and a market value of $29,115,976.

Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Notes to Financial Statements and Schedules

Putnam Growth Opportunities Fund - This program consists of investments in large, highly competitive growth companies. At December 31, 2000, 1,014 participants held 240,390 shares with a cost of $7,338,012 and a market value of $5,300,598. This investment option was not available to participants in 1999.

Putnam Fund for Growth and Income - This program seeks capital growth and current income by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 2000, 2,298 participants held 2,247,480 shares with a cost of $44,086,040 and a market value of $43,960,712. At December 31, 1999, 2,053 participants held 2,558,815 shares with a cost of $50,693,160 and a market value of $48,028,955.

Putnam Income Fund - This program invests primarily in corporate bonds from credit-worthy companies. At December 31, 2000, 887 participants held 1,073,091 shares with a cost of $6,933,639 and a market value of $6,867,780. At December 31, 1999, 670 participants held 997,985 shares with a cost of $6,503,528 and a market value of $6,367,143.

Putnam Money Market Fund - This program invests primarily in money market investments. At December 31, 2000, 2,569 participants held 61,379,274 shares with a cost and a market value of $61,379,274. At December 31, 1999, 2,352 participants held 75,041,768 shares with a cost of $75,041,767 and a market value of $75,041,768.

Putnam Money Market Fund SDB - This program invests primarily in money market investments and serves as the cash balance account for the CSFB Direct Securities account. At December 31, 2000, 45 participants held 1,944,109 shares with a cost and market value of $1,944,109. This investment option was not available to participants in 1999.

Putnam New Opportunities Fund - This program consists of investments in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth. At December 31, 2000, 1,770 participants held 423,438 shares with a cost of $34,428,577 and a market value of $25,346,986. At December 31, 1999, 792 participants held 221,541 shares with a cost of $15,872,604 and a market value of $20,472,631.

Putnam Voyager Fund - This program consists of investments in common stocks of small companies and is managed by Putnam Investment Management, Inc. At December 31, 2000, 2,258 participants held 3,182,722 shares with a cost of $81,700,921 and a market value of $76,098,883. At December 31, 1999, 2,403 participants held 3,128,151 shares with a cost of $78,345,422 and a market value of $98,849,582.

Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Notes to Financial Statements and Schedules

Putnam S&P 500 Index Fund - This program invests in stocks that closely approximate the return of the S&P 500 index. At December 31, 2000, 879 participants held 187,433 shares with a cost of $6,526,542 and a market value of $5,937,871. This investment option was not available in 1999.

Prior to January 1, 1987, participants had the option of purchasing life insurance through the Plan. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund. The value of life insurance in force is not recorded in these financial statements.

The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets:

	December 31,
	2000	1999
Kinder Morgan, Inc. Common Stock Fund	$ 137,506,973	$ 58,342,856
Putnam Asset Allocation Growth Portfolio	23,635,821	31,952,964
Putnam Asset Allocation Balanced Portfolio	22,088,117	24,439,486
Putnam International Growth Fund	27,602,824	29,115,976
Putnam Fund for Growth and Income	43,960,712	48,028,955
Putnam New Opportunities Fund	25,346,986	20,472,631
Putnam Voyager Fund	76,098,883	98,849,582
Putnam Money Market Fund	61,379,274	75,041,768

During 2000, the Plan's investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Year Ended
December 31, 2000
CSFB Direct Securities Account	$ (904,777)
Federated Stock Trust	(24,463)
Kinder Morgan, Inc. Common Stock Fund	87,485,939
Pimco Total Return	53,246
Putnam Asset Allocation Growth Portfolio	(7,550,926)
Putnam Asset Allocation Balanced Portfolio	(3,951,090)
Putnam Asset Allocation Conservative Portfolio	(669,078)
Putnam OTC Emerging Growth Fund	(1,821,156)
Putnam International Growth Fund	(5,249,322)
Putnam Growth Opportunities	(2,165,189)
Putnam Fund for Growth and Income	1,478,477
Putnam Income Fund	33,270
Putnam New Opportunities Fund	(13,035,079)
Putnam Voyager Fund	(23,022,813)
Putnam S&P 500 Index Fund	(625,529)
$ 30,031,510
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Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Notes to Financial Statements and Schedules
4.	Nonparticipant-directed Investments

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments in Kinder Morgan, Inc. common stock of $137,506,973 and $58,342,856 at December 31, 2000 and 1999 respectively, is as follows:

Year Ended
December 31, 2000
Changes in Net Assets:
Dividends	$ 563,234
Net appreciation	87,485,939
Contributions	4,132,133
Benefits paid	(8,246,313)
Interfund transfers	(4,544,890)
Other, net	(225,986)
$ 79,164,117
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5.	Tax Status

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on August 23, 1996. The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

6.	Party-in-Interest Transactions

Certain Plan investments are shares of Kinder Morgan, Inc. common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, Inc. Putnam Fiduciary Trust Company (the Trustee of the Plan) is a subsidiary of Putnam Investments, Inc. and, therefore, these transactions qualify as party-in-interest.

7.	Risks and Uncertainties

The Plan provides for various investment options in mutual funds, money market funds and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts shown in the Statements of Net Assets Available for Benefits.

Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Schedule of Assets Held for Investment Purposes - Schedule H, Item 4i As of December 31, 2000
Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares or Units	Cost*	Current Value

CSFB Direct Securities Account	Self-Directed Brokerage Account	1,607,796	$ 2,510,886	$ 1,607,796
**Kinder Morgan, Inc. Common Stock
Fund	Company Common Stock	2,634,864	53,821,364	137,506,973
Federated Stock Trust	Registered Investment Company	34,119	1,185,116	1,159,038
Pimco Total Return	Registered Investment Company	174,047	1,759,984	1,808,353
**Putnam Investments:
Putnam Voyager Fund	Registered Investment Company	3,182,722	81,700,921	76,098,883
Putnam New Opportunities Fund	Registered Investment Company	423,438	34,428,577	25,346,986
Putnam Asset Allocation Growth
Portfolio	Registered Investment Company	2,140,926	29,315,457	23,635,821
Putnam Asset Allocation
BalancedPortfolio	Registered InvestmentCompany	2,039,531	24,776,168	22,088,117
Putnam Asset Allocation
Conservative Portfolio	Registered Investment Company	574,145	5,909,704	5,322,324
Putnam Fund for Growth and Income	Registered Investment Company	2,247,480	44,086,040	43,960,712
Putnam OTC Emerging Growth Fund	Registered Investment Company	135,918	3,581,782	1,925,956
Putnam Income Fund	Registered Investment Company	1,073,091	6,933,639	6,867,780
Putnam International Growth Fund	Registered Investment Company	1,113,017	27,072,012	27,602,824
Putnam Growth Opportunities Fund	Registered Investment Company	240,390	7,338,012	5,300,598
Putnam S&P 500 Index Fund	Registered Investment Company	187,433	6,526,542	5,937,871
Putnam Money Market Fund	Money Market Fund	61,379,274	61,379,274	61,379,274
Putnam Money Market Fund SDB	Money Market Fund	1,944,109	1,944,109	1,944,109

Participant Loans	Loans, Ranging 0 - 5 Years
	Maturity with Interest Rates
	Ranging From 7.0% to 10.5%		6,375,659	6,375,659

	Total Investments		$400,645,246	$455,869,074
			===========	===========

*  Determined using original historical cost
**Party-in-Interest (Note 6)

Kinder Morgan, Inc. Savings Plan (Formerly K N Energy, Inc. Profit Sharing and Savings Plan) Schedule of Reportable Transactions - Schedule H, Item 4j For the Year Ended December 31, 2000
**Identity of Party Involved	Description of Asset	* Purchase Price	* Selling Price	Cost of Asset	Current Value of Asset	Net Gain (Loss)

Kinder Morgan, Inc.	Common Stock	$24,224,807	$ --	$24,224,807	$24,224,807	$ --

Kinder Morgan, Inc.	Common Stock	$ --	$32,546,629	$22,280,794	$32,546,629	$10,265,835

*  Represents a transaction or a series of transactions in securities of the same issue in excess of 5 percent of the plan's market value as of December 31, 1999.
**Party-in-Interest (Note 6)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN, INC. SAVINGS PLAN

By:	/s/ JOSEPH LISTENGART
Name:	Joseph Listengart
Title:	Vice President and General Counsel
Date:	June 29, 2001

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent dated June 29, 2001

EX - 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-24934) of Kinder Morgan, Inc. of our report dated June 29, 2001 relating to the financial statements of Kinder Morgan, Inc. Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Denver, CO
June 29, 2001